FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2025

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

GPA
Grupo Pão de Açúcar

Conference call about the 4Q24 Earnings

Wednesday
**February 19, 2025**
9h00 am (Brasília)
7h00 am (NY)
12h00 pm (London)

**Portuguese (original language)**
Videoconference: www.gpari.com.br

**English (simultaneous translation)**
Videoconference: www.gpari.com.br

**Replay:** www.gpari.com.br

EARNINGS
# RELEASE
4Q24

February 18, 2025

PCAR
B3 LISTED NM

Earnings release 4Q24

São Paulo, February 18, 2025. GPA [B3: PCAR3] announces the results for the 4th quarter of 2024.

As a result of the process of discontinuing the activities of the Extra hypermarkets, in 2021, and Almacenes Éxito S.A. (“Éxito”), in 2022, as disclosed in the material facts and notices to the market, these operations are accounted for as discontinued (IFRS 5 / CPC 31). Accordingly the income statement were retroactively adjusted, as defined by CVM Deliberation 598/09 – Non-current assets held for sale and discontinued operations.

From 1Q24, gas stations activities (“Gas Stations”) passed to be accounted as discontinued activities (IFRS 5 / CPC 31). Accordingly the Income statement and the notes of financial statement were retroactively adjusted, as defined by CVM Deliberation 598/09 – Non-current assets held for sale and discontinued operations.

The following comments refer to the results of continued operations, including the effects of IFRS 16/CPC 06 (R2), and comparison relative to the same period in 2023, unless otherwise indicated.

Adjusted EBITDA Margin of 9.5%, the highest level since 2020, driven by an acceleration in same-store sales performance

•	Same-store sales grew by 9.6%, representing a strong acceleration of 4.6 p.p. vs. 3Q24;
o	Pão de Açúcar banner increased by 10.2%, with acceleration of 5.5 p.p. vs. 3Q24;
o	Extra Mercado banner increased by 10.3%, with acceleration of 4.5 p.p. vs. 3Q24;
•	E-commerce continues its high-growth trajectory with 16.2% in the quarter, with its penetration in total sales reaching 12.2%;
•	Market share gained 0.6 p.p. in São Paulo in the self-service market, consolidating two years of continuous gains;

o   Pão de Açúcar accelerates market share capture in the premium segment, while the proximity format advances 1.6 p.p. compared to small supermarkets;

•	Gross Margin reached 27.2%, a progress of 0.2 p.p. vs. 4Q23;
•	Adjusted EBITDA Margin(1) of 9.5%, an increase of 1.4 p.p. vs. 4Q23;
•	Net Debt with a significant reduction of R$ 883 million (-40%) over 12 months, while the financial leverage pre-IFRS 16(2) reached 1.6x compared to 5.0x in 4Q23.
INCOME STATMENT (R$ million, except when indicated)	GPA Consolidated
	4Q24	4Q23	Δ	12M24	12M23	Δ
Gross Revenue	5,585	5,254	6.3%	20,048	19,159	4.6%
Net Revenue	5,220	4,884	6.9%	18,790	17,793	5.6%
Gross Profit	1,417	1,317	7.6%	5,172	4,697	10.1%
Gross Margin	27.2%	27.0%	0.2 p.p.	27.5%	26.4%	1.1 p.p.
Selling, General and Administrative Expenses	(961)	(964)	-0.2%	(3,688)	(3,585)	2.9%
% of Net Revenue	18.4%	19.7%	-1.3 p.p.	19.6%	20.1%	-0.5 p.p.
National Equity Income	15	15	1.1%	64	51	26.6%
International Equity Income(3)	0	0	-	0	717	-100.0%
Adjusted EBITDA Consolidated(1)	498	397	25.4%	1,664	1,996	-16.6%
Adjusted EBITDA Margin Consolidated(1)	9.5%	8.1%	1.4 p.p.	8.9%	11.2%	-2.3 p.p.
Other Operating Revenue (Expenses)	(628)	(89)	602.4%	(939)	(213)	339.6%
Net Income Controlling Shareholders - Continued Operations	(737)	(91)	710.2%	(1,669)	71	-
Net Margin Controlling Shareholders - Continued Operations	-14.1%	-1.9%	-12.2 p.p.	-8.9%	0.4%	-9.3 p.p.
Net Income Controlling Shareholders - Discontinued Operations(4)	(367)	(212)	73.2%	(738)	(2,342)	-68.5%
Net Income Controlling Shareholders Consolidated(5)	(1,104)	(303)	264.6%	(2,407)	(2,271)	6.0%

(1) Operating income before interest, taxes, depreciation and amortization adjusted by other Operating Income and Expenses. Excludes impacts from the international perimeter (Cnova) in 2023; (2) Net Debt divided by Consolidated Adjusted EBITDA pre-IFRS 16 LTM; (3) As of 4Q23, due to the sale of the total participation held in Cnova, the equity income from international operations is null; (4) It includes the results from the discontinued operation of hypermarkets, gas stations and Éxito Group; (5) It considers results from continued and discontinued operations

2

Structuring and Exceptional Matters Recorded in 4Q24

In 4Q24, we made progress on relevant and structuring long-term matters that totaled R$ (385) million in the result, with R$ (272) million in continued operations and R$ (113) million in discontinued operations. The cash effect of these matters is concetrated to the installments of the tax agreements, which resulted in a reduction of the amounts under discussion, and the severance costs in the administrative restructuring project, which are expected to bring savings of around R$ 100 million in 2025.

Additionally, the result was impacted by exceptional matters related to tax and labor provisions, totaling R$ (503) million, with R$ (291) million in continued operations and R$ (211) million in discontinued operations, with expected long-term cash impact and the possibility of interim agreements.

Excluding these effects, the net loss from continued operations would decrease from R$ (737) million to R$ (174) million, while the net loss from discontinued operations would decrease from R$ (367) million to R$ (43) million.

Below, we detail each of the matters in the table.

STRUCTURING MATTERS	Income Statement Effect (R$ million)		Cash Effect	Comments
Tax Agreements and Others	Consolidated	(186)	• Bahia State Agreement: payment in 1Q25 (50% discount) • Federal Agreement: payment in 12 installments starting from 3Q25 with partial use of tax credits (70% discount)	Agreements signed with: (i) The State of Bahia for ICMS contingencies, with full resolution of the matter; (ii) The Federal Public Ministry for social security contingencies, with full resolution of the matter
	Continued	(80)
	Discontinued	(107)
Impairment	Consolidated	(155)	• There is no cash impact	Reduction of the recoverable amount for a group of underperforming stores located in non-strategic regions
	Continued	(150)
	Discontinued	(5)
Administrative Restructuring	Consolidated	(44)	• Positive net cash impact, considering an estimated annual savings of R$ 100 million	Project aimed at increasing the efficiency of the administrative structure, primarily driven by the implementation of process automation
	Continued	(43)
	Discontinued	(1)
Total Structuring	Consolidated	(385)
	Continued	(272)
	Discontinued	(113)

EXCEPTIONAL MATTERS	Income Statement Effect (R$ million)		Cash Effect	Comments
Provision of INSS Contingency	Consolidated	(303)	• The expected long-term cash outflow based on similar historical claims (typically 5 to 8 years) • Potential agreement for reduction before payment, in line with past discussions	This is a thesis adopted in the market that considers the non-incidence of employer's social security contributions (INSS) on benefits. After an unfavorable decision by the Superior Court of Justice (STJ), it is classified as a probable loss, with the final judgment pending
	Continued	(191)
	Discontinued	(111)
Reassessment of Labor Provision	Consolidated	(200)	• Long-term impact	Reassessment of the provision balance based on updated estimates of historical disbursements and case-specific probability of loss
	Continued	(100)
	Discontinued	(100)
Total Exceptionals	Consolidated	(503)
	Continued	(291)
	Discontinued	(211)

Total Structuring and Exceptionals	Consolidated	(887)
	Continued	(563)
	Discontinued	(324)

3

Message from the CEO

We have reached the year that marks the delivery of the first triennium of GPA’s turnaround project. We have completed this phase of our recovery process with a sense of duty fulfilled and the surpassing of all our expectations, reaffirming the resilience and potential of our Company and our people. Despite 2024 being marked by a macroeconomic context more challenging than anticipated, we were able to overcome adversity and achieve exceptional results, grounded in our six strategic pillars: Top line, customers, digital, expansion, profitability, and ESG and culture.

There were many milestones and significant advances that place the Company at a new level. To mention a few: we progressed in our multichannel strategy, consolidating the transformation started in 2023, with the migration of 100% of orders to separation and delivery from our distribution centers to our stores. This allowed us to achieve record penetration results and faster delivery times, in line with the expectations and needs of our customers. We continued with our expansion plan, focusing on proximity stores in the State of São Paulo, particularly the Minuto Pão de Açúcar banner, delivering 60 new units in the year.

In this year, we replicated the category management and inventory adjustment work carried out the previous year at Pão de Açúcar for Extra stores, and we began having the right product, at the right store, in the right quantity, reducing losses and ensuring customer satisfaction. Another highlight was our retail media business, with the sale of advertising spaces in our stores and the monetization of our digital assets.

We consolidated the value proposition of our banners with the launch of the “Você Feliz é Tudo de Pão” campaign, bringing back the essence of happiness expressed in the DNA of Pão de Açúcar, emphasizing that the banner is always present in the special moments of our customers. At Extra, we launched “Mais que mais barato” highlighting characteristics beyond savings, such as shopping experience, quality, variety, and great service, positioning the banner as the best supermarket in the neighborhood.

Our passion for customers, one of the Company’s values, has reflected positive results, with the evolution of customer satisfaction, measured by the Net Promoter Score (NPS), which had an incredible improvement, jumping from 72.6 points in January to 80 points in December 2024.

Our initiatives in the environmental, social, and governance pillars continued to improve. In the social area, the GPA Institute stands out, with the expansion of the “Mãos na Massa” program, focusing on training and income generation in the food sector. We reached the mark of 49.6% of women in leadership positions, in line with the 50% target by 2025; we signed the “Raça é Prioridade” and “Movimento Transparência 100%” movements, both carried out by the UN Global Compact for racial equity and corporate governance, respectively. We also renewed our commitment to combating climate change with the goal of reducing greenhouse gas emissions by 70% by 2040.

In the same year, as a reflection of the Company’s new moment, we renewed our culture, based on listening and research with our employees, business partners, the market, and society. We maintain the purpose of “Feeding dreams and lives,” focusing on respect for people and food, and anchored in a new mission and values aligned with the essence of the Company.

We invested in our employees through development and training programs – with more than 689 thousand hours of training in the year – and internal opportunities for professional growth. We continued with our affirmative internship program for Black and Brown individuals, with a record of more than 1,600 applicants, and relaunched our Trainee Program after more than ten years.

This is a moment of celebration for all the advances made in this first triennium and a moment to thank our employees, who believed in our proposals and helped us build a new GPA, our partners and suppliers, who believe that together we can go further, and the Board of Directors for all the guidance and support in our decisions.

4

We remain optimistic, starting 2025 at a new level for the Company, strengthened by the assertiveness of the strategy adopted, which will continue to be based on our six pillars, and focused on accelerating gains, working every day to deliver the best results for our shareholders and, most importantly, the best shopping experience for our customers.

Marcelo Pimentel
GPA CEO

5

Sales Performance

Total sales growth

GROSS REVENUE (R$ million)	4Q24		Variation 4Q24/4Q23
	Total sales	Share of Sales (%)	Total sales	Same-Store Sales ex. calendar effect(5)
Pão de Açúcar	2,822	50.5%	8.4%	10.2%
Extra Mercado(1)	1,819	32.6%	6.3%	10.3%
Proximity	619	11.1%	14.4%	4.9%
Other Businesses(2)	74	1.3%	6.0%	n.d.
GPA ex. Aliados	5,334	95.5%	8.3%	9.6%
Aliados(3)	251	4.5%	-23.8%	n.d.
GPA(4)	5,585	100.0%	6.3%	9.6%

(1) Remaining Compre bem stores were converted into Extra Mercado between July and August 2023; (2) Revenues mainly from commercial centers rentals agreements and Stix Fidelidade; (3) Direct sales model for small businesses; (4) Excludes Gas Stations revenue, which was classified as discontinued activities since 1Q24; (5) Adjustment of +0.3 p.p. of calendar effect in same-store sales.

In 4Q24, total sales reached R$ 5.6 billion, an increase of 6.3%. Excluding the Aliados format, a direct sales model for small businesses, sales reached R$ 5.3 billion, with a growth of 8.3%.

The Proximity format continues being a highlight, with an increase of 14.4%, supported by the opening of 59 stores in the last 12 months (29 of which were opened in 4Q24). The new stores continue to show accelerated maturation (approximately seven months on average).

The 4Q24 clearly reflected the operational advances achieved in recent quarters, driven by the complementarity of our offering through different banners and formats. This progress translated into a significant acceleration in same-store growth and the continuation of market share gains. In addition to strong growth, there was a consistent increase in volume, particularly in the premium format.

Same-store sales growth by banner and format

YoY Growth Same-Store Sales(1)	4Q22	1Q23	2Q23	3Q23	4Q23	1Q24	2Q24	3Q24	4Q24
Pão de Açúcar	6.7%	7.5%	8.6%	7.2%	4.2%	6.7%	2.7%	4.6%	10.2%
Extra Mercado	4.1%	2.2%	3.5%	2.5%	2.0%	4.5%	3.4%	5.8%	10.3%
Proximity	13.5%	8.8%	5.4%	0.4%	0.2%	2.3%	6.9%	4.6%	4.9%

(1) Excludes calendar effect of 0.3 p.p. in 4Q24

Same-store sales increased by 9.6% ex. calendar effect.

In Pão de Açúcar, same-store sales grew by 10.2, showing a strong acceleration compared to the previous quarter. This growth was driven by an increase in sales volume combined with the higher average ticket, especially in the perishable categories, which were most impacted by inflation during the period. The banner also stood out as the main driver of market share gains in São Paulo, outperforming self-service formats, cash&carry, and premium banners.

At Extra Mercado, same-store sales growth reached 10.3%, once again marking the highest increase in the historical series starting from 1Q22. This performance mainly reflects the increase in sales volume, with a focus on grocery categories. Just like Pão de Açúcar, perishables also stood out due to the significant increase in average prices, impacted by inflation of key items.

In 2Q24, we began a project to review the assortment and category management at Extra Mercado. In this process, the banner's new value proposition, store profiles, and category roles were defined, aligned with the new strategy. As part of this transformation, (i) we revitalized 60 stores in 2024 (43 of them in 4Q24) with new departmentalization and adjustments to store facades; (ii) we revised price and promotion clustering; and (iii) we implemented a strategic review of the assortment.

The results so far have been very positive, confirming the growth and profitability potential of the banner. The 60 revitalized stores showed an 6.7 p.p. sales uplift in the post-revitalization period, contributing to the banner's sales acceleration. The new value proposition positions Extra Mercado as a mainstream neighborhood supermarket, with excellence in service and customer care, integrating into the customers' replenishment journey and strengthening the categories of Meats, Poultry, and Bakery, while maintaining a competitive focus on Basic Groceries.

6

In the Proximity format, same-store sales grew by 4.9%. The units opened since 2022 continue to contribute significantly to this growth, registering double-digit growth in same-store sales, highlighting the effectiveness of the expansion projects in recent years. In 4Q24, we recorded a significant market share increase (+1.6 p.p.) compared to small supermarkets (under 1,000 m²), maintaining profitability discipline in a format that offers attractive margins for the Company.

Finally, the “Aliados” format, focused on direct sales to small businesses, generated R$ 251 million in sales during the quarter, representing a 23.8% decrease compared to 4Q23. Since the beginning of 2024, we have initiated a process to rebalance this model, prioritizing profitability, which justifies the observed decline in sales volume. The process of rebalancing this format was completed in 2024, so the new comparison base is already reflected from the beginning of 2025.

An increase of 1.4 p.p. in market share in the state of São Paulo over 24 months

Consistency in market share gains, in line with our strategic plan to enhance profitability

Since April 2022, we have been following our strategic plan with discipline and consistency, which has led to increasing recognition from our clients, as evidenced by the significant progress we have made in market share gains.

In 4Q24, we recorded an increase of 0.6 p.p. in market share in the state of São Paulo, consolidating two years of continuous growth. Over a two-year period, the advancement was even more significant, with a growth of 1.4 p.p.

This continuous evolution is primarily a reflection of our strategic focus on the premium segment, with the strengthening of the value proposition of the Pão de Açúcar banner, which has delivered solid growth in same-store sales, outperforming the premium market. Additionally, it includes the expansion of the premium proximity format with Minuto Pão de Açúcar.

The proximity format, with the Minuto Pão de Açúcar and Mini Extra banners, continued to show significant market share growth, gaining 1.6 p.p. compared to small supermarkets in the Greater São Paulo area, confirming the success of the value proposition delivered to customers in this format.

Expansion: Success in maturing proximity stores. Opening of 60 stores in the last 12 months, including 29 stores in 4Q24

The focus of our stores expansion project is the proximity format, with the Minuto Pão de Açúcar banner. This banner has a scalable and mature format, with strong capillarity potential, foreseeing the densification and verticalization of the city of São Paulo and its metropolitan region. The stores, focused on the high income public, are in premium locations and present a quickly maturation, seven months in average, with high performance, and the newest stores, opened in 2022, 2023 e 2024, overcome, in terms of profitability, the stores opened previously, and with an average profitability higher than the Company’s consolidated profitability.

In 4Q24, we opened 29 Proximity stores: 14 Minuto Pão de Açúcar, 12 Mini Extra and 3 Pão de Açúcar Fresh. In 2024, we opened a total of 60 new stores, being: (i) 59 in proximity format, which includes 34 Minuto Pão de Açúcar, 21 Mini Extra and 4 Pão de Açúcar Fresh; and (ii) 1 Pão de Açúcar.

7

Leader in food E-commerce

Strong growth trajectory in 2024, with expansion of the EBITDA margin and positive impact on the consolidated margin

In 4Q24, our e-commerce revenue grew by 16.2%, reinforcing our leadership in both our own channel (1P) and partner platforms (3P). In 2024, we recorded an 18.0% increase compared to 2023, totaling R$ 2.2 billion in sales. Additionally, the penetration of e-commerce in total food sales reached 12.2% in 4Q24, an increase of 0.8 p.p. compared to the previous year.

The quarter was marked by Black Friday, which has been gaining increasing relevance in the food retail calendar. According to Nielsen, in 2024, it was the most impactful seasonal event of the year.

The performance of e-commerce during Black Friday deserves special mention: we achieved our all-time sales record in a single day, registering an 18% growth compared to 2023, with an improved margin. This result reflects the success of our planning and execution, ensuring an excellent experience for our customers. The on-time delivery rate reached 89%, while the percentage of complete orders hit 91%, both showing significant improvements compared to the previous year.

Following the efficiency gains process started in 4Q22 and more recently with the migration of e-commerce operations from the Distribution Center to 100% ship-from-store, the contribution margin of this channel has significantly improved, positively contributing to the plan to improve the consolidated margin.

Clients & NPS: Excellence in Service with 80 points in NPS

Greater customer satisfaction translates into increased share of wallet of premium costumers

In 4Q24, we continued to show significant improvement in service quality, achieving an NPS score of 80, an increase of 4.2 points. As in previous quarters, this improvement was felt across all of our banners, with special mention to Extra Mercado, which reached 84 NPS points, a rise of 7.2 points.

This progress is the result of several initiatives, with a focus on continuous employee training and stores revitalization, as well as improvements in customer experience, particularly regarding price perception, product availability, and store layout. In this last aspect, throughout 2024, we revitalized 86 stores (26 Pão de Açúcar and 60 Extra Mercado).

Extra Mercado also won the Top of Mind award in the supermarket category, being the most remembered brand in Baixada Santista (Costal area of São Paulo) – a strategic region where we operate 45 of the 170 stores of the banner.

Furthermore, reaffirming our commitment to exceeding the expectations of customers and suppliers, we won three categories at the “Popai Brasil” Awards, which highlight the best merchandising, actions, and retail marketing initiatives in retail. We took first place in: (i) Best Point of Sale Material, with the collectibles campaign for our Cliente Mais program; (ii) Best Trade Marketing and Retail Media Actions, for the Pão de Açúcar retail media circuit project; and (iii) Best Retail Project, with the flagship store in partnership with Heineken.

Another encouraging result of our strategy is the increased customer loyalty with the growth of the share of wallet of premium customers, showing a 2.2 p.p. increase over the last 12 months, combined with the constant growth of the Premium & Valuable customer base supported by the loyalty program (Programa Põo de Açúcar Mais).

Regarding customer loyalty, Private Labels play a key role and still have significant development potential, given the strong trust our customers place in our brands and banners. The value proposition of Private Labels aims to offer high-quality products comparable to category leaders, at extremely competitive prices. The effectiveness of our private label loyalty is evident in their share of shopping baskets. Our products are present in 8 out of every 10 baskets, and customers who purchase Private Labels have an average purchase frequency 2.4 times higher compared to those who do not buy them. In 4Q24, we achieved a penetration of 20.6% in total sales across our banners, with special mention to Extra Mercado, which reached a penetration of 24.2%.

Another important front in customer loyalty is Stix, an ecosystem of loyalty programs from major brands, with GPA as the majority partner. This ecosystem brings together leading retail partners such as Pão de Açúcar, Extra Mercado, Raia, Drogasil, Sodimac, C&A, and Shell, and includes Livelo as a financial partner to attract new customers.

8

In the fourth quarter of 2024, Stix reached 11.3 million customers, of which 90% are active, representing a significant growth of 88% compared to the end of 2023. This growth was driven by the acquisition of Livelo and Shell customers, who recently joined the ecosystem.

Stix’s strategy focuses on increasing average spending and purchase frequency by integrating loyalty programs, offering a more convenient experience for accumulating and redeeming points. As a result of this approach, in 2024, the volume of accumulated points grew by 102% compared to 2023, also driven by the expansion of the partner network. Point redemptions saw an even more significant increase, rising by 107% compared to the previous year. This growth was primarily driven by the implementation of PagStix Livelo, a model that allows for direct payment at the checkout using Livelo points. Notably, 96% of redemptions were made using points generated by the coalition for direct payment at the checkout, consolidating its essential role in increasing customer frequency and average ticket size in our stores.

9

Financial Performance

Solid gross margin, with continuous annual growth

Expansion of 0.2 p.p. when compared to 4Q23

Gross Profit totaled R$ 1.4 billion in 4Q24, with a margin of 27.2%, representing an improvement of 0.2 p.p. vs. 4Q23. The continuous improvement in Gross Profit compared to the previous year is mainly due to: (i) greater efficiency in commercial negotiations; (ii) operational adjustments in our banners and formats, optimizing profitability; and (iii) growth in retail media revenue, which offer more attractive margins.

The Retail Media project has made significant progress, strengthening its value proposition for suppliers by offering an integrated solution that combines physical assets, digital assets, commercial intelligence, and personalized actions based on customer behavior. This model allows for a more strategic allocation of marketing investments, optimizing returns. In 2024, we more than doubled the revenue generated from retail media campaigns and products, registering a 157.4% increase compared to 2023.

Equity Income, formed by GPA's participation in FIC's results, totaled R$ 15 million, stable when compared to 4Q23. The highlights of FIC in the quarter were the continued control of delinquency and a significant increase in the use of our proprietary cards in our sales channels, especially in e-commerce, where purchases with the Pão de Açúcar credit card represented 21% of total sales. This performance significantly contributes to strengthening customer loyalty with our brands.

10

Adjusted EBITDA Margin Consolidated reached its highest level since 2021

Expansion of 1.4 p.p. when compared to 4Q23

Sales, General, and Administrative Expenses totaled R$ 961 million in the quarter, corresponding to 18.4% of net revenue, showing an efficiency gain of 1.3 p.p. compared to 4Q23. This improvement was driven by positive operational leverage, resulting from the acceleration of same-store growth, as well as the reduction of overall operational expenses, especially utilities, and the elimination of expenses related to the former controlling shareholder.

In 4Q24, we launched a restructuring project aimed at simplifying our administrative structure. With this initiative, we aim to increase efficiency through greater use of technology and process automation, targeting an estimated annual expense reduction of R$ 100 million. This move continues the actions implemented in the second half of 2022, which resulted in an approximate savings of R$ 130 million.

As a result of the effects mentioned above, GPA's Adjusted EBITDA was R$ 498 million, representing a growth of 25.4% vs. 4Q23, and margin of 9.5%, showing an improvement of 1.4 p.p. vs. 4Q23. These results demonstrate the consistency of the Company's turnaround process, with the sequential expansion in the Adjusted EBITDA margin.

For the upcoming quarters, we will continue to make progress: (i) in negotiating with our suppliers on commercial aspects; (ii) continuity of projects that will promote the rebalancing of the categories in line with the new value proposition of the Pão de Açúcar and Extra Mercado banners; (iii) maturation of the retail media project; (iv) improving shrinkage management; (v) capturing expense reductions through the implementation of new phases of the zero base budget project; and (vi) capture of gains from the administrative restructuring.

Other Operating Income and Expenses

In the quarter, Other Revenues and Expenses reached R$ (628) million. As highlighted on page 3 of the document, we had the impact of structuring and exceptional matters on the continued result, which together totaled R$ (563) million. Excluding these impacts, Other Revenues and Expenses would have been R$ (65) million.

11

Financial Result

FINANCIAL RESULT (R$ million)	GPA
	4Q24	4Q23	Δ %	12M24	12M23	Δ %
Financial Revenue	56	216	-74.0%	238	633	-62.4%
Financial Expenses	(246)	(266)	-7.7%	(991)	(1,187)	-16.5%
Cost of Debt	(136)	(182)	-25.0%	(583)	(851)	-31.5%
Cost of Receivables Discount	(22)	(18)	24.5%	(73)	(74)	-1.0%
Other financial expenses	(87)	(67)	31.1%	(335)	(262)	28.1%
Net Financial Revenue (Expenses) – pre-IFRS 16	(190)	(51)	274.5%	(753)	(553)	36.1%
% of Net Revenue – Pre-IFRS 16	-3.6%	-1.0%	-2.6 p.p.	-4.0%	-3.1%	-0.9 p.p.
Interest on lease liabilities	(123)	(117)	4.7%	(488)	(453)	7.7%
Net Financial Revenue (Expenses) – post-IFRS 16	(313)	(168)	86.2%	(1,241)	(1,006)	23.3%
% of Net Revenue - Post IFRS 16	-6.0%	-3.4%	-2.6 p.p.	-6.6%	-5.7%	-0.9 p.p.

In 4Q24, the Net Financial Result – pre-IFRS 16 totaled R$ (190) million, representing 3.6% of net revenue. The main impacts compared to 4Q23 are highlighted below:

•	Financial Revenues decreased by 74.0%, mainly impacted by the recognition, in 4Q23, of the mark-to-market of the 13.3% stake in Éxito, which generated a positive effect of R$ 139 million. Excluding this effect, the reduction would have been 27.4%, reflecting the lower cash position and the reduction in the interest rate remuneration.
•	Financial Expenses showed a reduction of 7.7%, due to the decrease in gross debt and interest rates.

In 4Q24, the Net Financial Result – post-IFRS 16, including interest on lease liabilities, reached R$ (313) million, equivalent to 6.0% of net revenue.

Net Income of Continued and Discontinued Operations

As highlighted on page 3 of the document, in 4Q24, the Continued Net Loss was impacted by structuring and exceptional matters, totaling R$ (563) million. Without these effects, the net loss from continued operations would have decreased from R$ (737) million to R$ (174) million. Similarly, the Discontinued Net Loss was affected by the same factors, totaling R$ (324) million, which would reduce the loss from these operations from R$ (367) million to R$ (43) million.

12

Cash Generation and Net Debt

NET DEBT VARIATION – MANAGERIAL VIEW (R$ milhões)	GPA
	4Q24	4Q23	Δ R$	12M24	12M23	Δ R$
Adjusted EBITDA Consolidated pre-IFRS16(1)	286	170	116	811	438	374
Share Profit of Associates Brazil	(15)	(15)	(0)	(64)	(51)	(13)
Income tax paid	(1)	(0)	(1)	(2)	(0)	(1)
Working Capital of Goods Variation	766	728	38	109	206	(97)
Inventory Variation	(3)	40	(43)	(62)	93	(155)
Suppliers Variation	857	793	64	120	154	(33)
Receivable Variation	(88)	(105)	17	50	(41)	91
Other Operational Asset and Liabilities Variation	45	293	(248)	76	439	(363)
Operational Cash Flow	1,081	1,176	(95)	930	1,032	(102)
Capex adjusted by BTS(2)	(178)	(164)	(14)	(674)	(726)	52
Operational Free Cash Flow	903	1,012	(109)	256	305	(50)
Other Operation Income and Expenses	(131)	(231)	99	(702)	(805)	103
Dividends	0	0	0	124	250	(126)
Adjusted Operational Free Cash Flow	772	781	(10)	(322)	(249)	(73)
Sale of Assets(3)	20	113	(93)	1,828	792	1,036
Cash Flow after Sale of Assets	791	894	(103)	1,506	542	963
Net Financial Cost(4)	(156)	(173)	17	(595)	(735)	140
Net Debt Variation	635	721	(86)	911	(192)	1,103

(1) it considers EBITDA adjusted by Other Operating Income and Expenses, including the result of Equity Income from National Operations and rental costs and expenses, and excluding impacts from the international perimeter (Cnova) in 2023; (2) net from the financing of built to suit (BTS) format to the new stores of Pão de Açúcar; (3) it includes revenues from the sale of assets and strategic projects, such as the sale of hypermarket stores and the sale of stakes in Éxito, as well as the result from the public offering conducted in March 2024; (4) It includes interest of gross debt, cash profitability, cost with banks guarantees and cost with discount of receivables

For comparison purposes, we will analyze the changes over the 12-month period ended in 4Q24 (12M24). During this period, net debt, excluding non-discounted receivables, was reduced by R$ 911 million. This decrease was driven by the sale of non-core assets and the primary public offering of shares, which together totaled R$ 1.8 billion, in addition to operational strengthening. Consolidated Adjusted EBITDA pre-IFRS 16 reached R$ 811 million, an increase of R$ 374 million compared to 12M23, resulting in an Operating Free Cash Flow of R$ 256 million.

It is worth noting that in the variation of other operational assets and liabilities, we observed, in the comparison between 2024 and 2023, a reduction due to the smaller net effect of monetizing tax credits, which, starting in 2024, returned to normalized levels.

Additionally, other cash flow improvements include a reduction of R$ 52 million in CAPEX, an R$ 140 million improvement in Net Financial Costs - mainly driven by the 40% reduction in net debt during the period - and an R$ 103 million increase in Other Operating Income and Expenses. Regarding this last line, it is important to highlight that, in 12M24, there were non-recurring impacts, including: (i) provisions for tax agreements, such as joining the São Paulo Agreement, totaling approximately R$ (185) million; (ii) payments for labor lawsuits related to Extra Hiper, which are already in the process of reduction, totaling about R$ (227) million; and (iii) restructuring expenses, including store closures, estimated at approximately R$ 70 million.

Below is the table detailing the working capital of goods in the comparison between 4Q24 and 4Q23.

WORKING CAPITAL OF GOODS (R$ million)	GPA
	4Q23	1Q24	2Q24	3Q24	4Q24	4Q24 vs 4Q23	4Q24 vs 3Q24

(+) Suppliers	3.012	2.225	2.333	2.276	3.133	120	857
(-) Inventory	(1.952)	(1.882)	(1.996)	(2.011)	(2.014)	(62)	(3)
(-) Receivables	(458)	(405)	(363)	(319)	(408)	50	(88)
(=) Cash Flow After Receivables	603	(62)	(26)	(55)	711	109	766

In Days of COGS
(+) Suppliers	73	53	56	55	64	(9)	9
(-) Inventory	(47)	(45)	(48)	(48)	(41)	6	7
(-) Receivables	(11)	(10)	(9)	(8)	(8)	3	(1)
(=) Cash Flow After Receivables	15	(1)	(1)	(1)	15	(0)	16

13

Net Debt Consolidated

A significant 40% reduction in net debt and pre-IFRS 16 financial leverage reaching 1.6x.

INDEBTEDNESS (R$ million)	GPA
	12.31.2024	12.31.2023	Δ R$
Short-Term Debt	850	972	(122)
Loans and Financing	16	941	(925)
Debentures	834	31	803
Long-Term Debt	3,172	4,302	(1,130)
Loans and Financing	722	983	(261)
Debentures	2,474	3,319	(845)
Financial Instruments	(23)	0	(23)
Total Gross Debt	4,022	5,274	(1,252)
Cash and Financial investments	(2,631)	(2,971)	340
Net Debt	1,391	2,303	(911)
On balance Credit Card Receivables non-discounted	(88)	(118)	30
Net Debt including Credit Card Receivables non-discounted	1,303	2,185	(883)
Adjusted EBITDA Consolidated (LTM)	1,664	1,279	385
Net Debt including Credit Card Receivables non-discounted /	0,8x	1,7x	-0,9x
Adjusted EBITDA GPA Consolidated (LTM)
Adjusted EBITDA Consolidated pre-IFRS16 (LTM)	811	438	374
Net Debt including Credit Card Receivables non-discounted /	1,6x	5,0x	-3,4x
Adjusted EBITDA Consolidated pre-IFRS16 (LTM)

Net debt, including the balance of non-discounted receivables, ended the period at R$ 1.3 billion, representing a decrease of R$ 0.9 billion compared to 2023. Pre-IFRS 16 financial leverage, calculated by the ratio between net debt and the Adjusted EBITDA Consolidated pre-IFRS 16 (including lease expenses), showed a significant decrease of 3.4x compared to 4Q23, reaching 1.6x.

Investments

ADJUSTED CAPEX(1) (R$ million)	GPA
	4Q24	4Q23	Δ R$	12M24	12M23	Δ R$
Expansion	33	25	8	134	127	8
Store Renovations, Conversions and Maintenance	44	59	(15)	223	261	(38)
IT, Digital and Logistics	101	80	20	317	339	(22)
Total	178	164	14	674	726	(52)

(1) Net from the financing of built to-suit format to the new stores of Pão de Açúcar

In 4Q24, Adjusted Capex for built-to-suit operations ("Adjusted Capex") reached R$ 178 million, representing a reduction of R$ 14 million compared to 4Q23, primarily in the IT, Digital and Logistics category.

In 12M24, the Adjusted Capex totaled R$ 674 million, a decrease of R$ 52 million compared to 12M23. This decline is largely due to the reduction in investments in Renovations, Conversions, and Maintenance, which in the previous period were more concentrated on renovations for converting Extra hypermarket stores into supermarkets.

14

ESG AT GPA

Agenda with and for society and the environment

Responsible Value Chains: In 4Q24, we launched the Socioenvironmental Best Practices Guide for suppliers and partners in a hybrid event that brought together over 700 participants. The event featured lectures and discussions on essential topics such as human rights, diversity, integrity, and climate change. In the animal welfare pillar, we committed to engaging 100% of our beef slaughterhouse suppliers in responsible production criteria by 2025.

Promotion of diversity and inclusion: We concluded 4Q24 by surpassing our annual target of 48.3% women in leadership positions, reaching 49.6%, with over 120 hires and 170 promotions. Reinforcing our commitment to racial equity, we achieved 58.7% Black representation in leadership and 50.9% in senior leadership (managers and above). As recognition for our initiatives, we secured first place in the overall ranking of the Corporate Racial Equity Index, standing out in the categories of Business Census, Training, and Recruitment.

Combating Climate Change: In 4Q24, we reduced greenhouse gas (GHG) emissions from scopes 1 and 2 by 6.7% compared to 2023, preventing the emission of over 16,000 tons of CO₂. This progress reflects investments in the retrofit of machine rooms and effective action in identifying and correcting leaks, aligning with our commitment to reduce 50% of emissions from these scopes by 2025.

Social Impact: We ended the year with over 1,100 participations in the Colabora Volunteer Program, surpassing the goal of 700 and reinforcing employee engagement in our purpose of feeding dreams and lives. Through the Partnership Against Waste program, we donated 1.2 thousand tons of food, along with an additional 850 tons collected by our customers in monthly campaigns at Pão de Açúcar and Extra Mercado stores. These initiatives benefited over 330 social organizations partnered with the GPA Institute.

15

Breakdown of Store Changes by Banners

In 4Q24, we opened 29 new stores, all in the proximity format. During the same period, we closed 6 stores (3 proximity stores and 3 Pão de Açúcar store).

The closures made in the quarter are in line with the process of adjusting the store network based on the evaluation of store performance, competitive market conditions, and movements within the rest of the network.

Stores by Banner	3Q24	4Q24
	No. of Stores	Openings	Openings by conversion	Closing	Closing to conversion	No. of Stores	Sales area ('000 sq. m.)
GPA	703	29	0	-6	0	726	557
Pão de Açúcar	193	0	0	-3	0	190	262
Extra Mercado	170	0	0	0	0	170	201
Mini Extra	148	12	0	0	0	160	40
Minuto Pão de Açúcar	191	17	0	-3	0	205	52
Stores under Conversion / Analysis	1	0	0	0	0	1	2

16

Consolidated Financial Statements

Balance Sheet

BALANCE SHEET
(R$ million)	ASSETS
	Consolidated
	12.31.2024	12.31.2023
Current Assets	6.116	7.523
Cash and Marketable Securities	2.631	2.971
Financial Applications	15	777
Accounts Receivable	408	458
Credit Card	88	118
Sales Vouchers and Trade Account Receivable	286	311
Allowance for Doubtful Accounts	(1)	(3)
Resulting from Commercial Agreements	35	32
Inventories	2.014	1.952
Recoverable Taxes	648	1.078
Credits with Controlling Shareholders	0	11
Noncurrent Assets for Sale	122	0
Prepaid Expenses and Other Accounts Receivables	278	276
Noncurrent Assets	13.587	14.528
Long-Term Assets	4.892	5.113
Recoverable Taxes	2.368	2.535
Financial Instruments	23	0
Deferred Income Tax and Social Contribution	1.184	1.078
Amounts Receivable from Related Parties	5	52
Judicial Deposits	332	517
Prepaid Expenses and Others	979	931
Investments	804	864
Property and Equipment	6.147	6.577
Intangible Assets	1.744	1.974
TOTAL ASSETS	19.703	22.051

17

Consolidated Financial Statements

Balance Sheet

BALANCE SHEET
(R$ million)	LIABILITIES
	Consolidated
	12.31.2024	12.31.2023
Current Liabilities	6,356	6,225
Suppliers	2,975	2,730
Trade payable, agreement	372	524
Loans and Financing	16	941
Debentures	834	31
Lease Liability	451	474
Payroll and Related Charges	437	381
Taxes and Social Contribution Payable	457	411
Financing for Purchase of Fixed Assets	156	112
Debt with Related Parties	6	85
Advertisement	12	13
Provision for Restructuring	4	11
Unearned Revenue	174	168
Liabilities on Noncurrent Assets for Sale	117	0
Others	345	345
Long-Term Liabilities	10,412	11,104
Loans and Financing	722	983
Debentures	2,474	3,319
Lease Liability	3,877	3,826
Income tax payable	286	270
Tax Installments	625	69
Provision for Contingencies	2,042	2,152
Unearned Revenue	59	75
Others	327	410
Shareholders' Equity	2,935	4,722
Attributed to controlling shareholders	2,926	4,717
Capital	2,511	1,807
Capital Reserves	(63)	26
Profit Reserves	479	2,886
Other Comprehensive Results	(1)	(2)
Minority Interest	9	5
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	19,703	22,050

18

Consolidated Financial Statements

Income Statement – 4th Quarter of 2024

(R$ Million)	Consolidated
	4Q24	4Q23	Δ
Gross Revenue	5,585	5,254	6.3%
Net Revenue	5,220	4,884	6.9%
Cost of Goods Sold	(3,777)	(3,538)	6.7%
Depreciation (Logistics)	(26)	(28)	-6.8%
Gross Profit	1,417	1,317	7.6%
Selling Expenses	(797)	(810)	-1.6%
General and Administrative Expenses	(164)	(153)	7.0%
Selling, General and Adm. Expenses	(961)	(964)	-0.2%
Equity Income	15	15	1.1%
Other Operating Revenue (Expenses)	(628)	(89)	602.4%
Depreciation and Amortization	(265)	(254)	4.3%
Earnings before interest and Taxes - EBIT	(422)	25	-
Financial Revenue	56	216	-74.2%
Financial Expenses	(369)	(383)	-3.8%
Net Financial Result	(313)	(168)	86.8%
Income (Loss) Before Income Tax	(735)	(143)	414.9%
Income Tax	(1)	54	-
Net Income (Loss) Company - continuing operations	(736)	(89)	729.6%
Net Income (Loss) Company - discontinued operations	(367)	(212)	73.2%
Net Income (Loss) - Consolidated Company	(1,103)	(301)	267.0%
Net Income (Loss) - Controlling Shareholders - continuing operations	(737)	(91)	710.2%
Net Income (Loss) - Controlling Shareholders - discontinued operations	(367)	(212)	73.2%
Net Income (Loss) - Consolidated Controlling Shareholders	(1,104)	(303)	264.6%
Minority Interest - Non-controlling - continuing operations	1	2	-54.2%
Minority Interest - Non-controlling - discontinued operations	0	0	-
Minority Interest - Non-controlling - Consolidated	1	2	-54.2%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	(130)	308	-
Adjusted EBITDA(1)	498	397	25.4%

% of Net Revenue	Consolidated
	4Q24	4Q23	Δ
Gross Profit	27.2%	27.0%	0.2 p.p.
Selling Expenses	-15.3%	-16.6%	1.3 p.p.
General and Administrative Expenses	-3.1%	-3.1%	0.0 p.p.
Selling, General and Adm. Expenses	-18.4%	-19.7%	1.3 p.p.
Equity Income	0.3%	0.3%	0.0 p.p.
Other Operating Revenue (Expenses)	-12.0%	-1.8%	-10.2 p.p.
Depreciation and Amortization	-5.1%	-5.2%	0.1 p.p.
Earnings before interest and Taxes - EBIT	-8.1%	0.5%	-8.6 p.p.
Net Financial Result	-6.0%	-3.4%	-2.6 p.p.
Income (Loss) Before Income Tax	-14.1%	-2.9%	-11.2 p.p.
Income Tax	0.0%	1.1%	-1.1 p.p.
Net Income (Loss) Company - continuing operations	-14.1%	-1.8%	-12.3 p.p.
Net Income (Loss) - Consolidated Company	-21.1%	-6.2%	-15.0 p.p.
Net Income (Loss) - Controlling Shareholders - continuing operations	-14.1%	-1.9%	-12.3 p.p.
Net Income (Loss) - Consolidated Controlling Shareholders	-21.2%	-6.2%	-14.9 p.p.
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%	0.0 p.p.
Minority Interest - Non-controlling - Consolidated	0.0%	0.0%	0.0 p.p.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	-2.5%	6.3%	-8.8 p.p.
Adjusted EBITDA(1)	9.5%	8.1%	1.4 p.p.

(1) Adjusted EBITDA excludes Other Operating Income and Expenses and includes equity income from international operations (Cnova) in 2023.

19

Consolidated Financial Statements

Income Statement – 2024

(R$ Million)	Consolidated
	2024	2023	Δ
Gross Revenue	20,048	19,159	4.6%
Net Revenue	18,790	17,793	5.6%
Cost of Goods Sold	(13,502)	(12,980)	4.0%
Depreciation (Logistics)	(116)	(116)	0.1%
Gross Profit	5,172	4,697	10.1%
Selling Expenses	(3,040)	(3,011)	1.0%
General and Administrative Expenses	(648)	(574)	12.9%
Selling, General and Adm. Expenses	(3,688)	(3,585)	2.9%
Equity Income	64	768	-91.6%
Other Operating Revenue (Expenses)	(939)	(213)	339.6%
Depreciation and Amortization	(1,045)	(1,007)	3.8%
Earnings before interest and Taxes - EBIT	(435)	660	-
Financial Revenue	238	633	-62.5%
Financial Expenses	(1,479)	(1,639)	-9.8%
Net Financial Result	(1,241)	(1,006)	23.4%
Income (Loss) Before Income Tax	(1,677)	(346)	384.9%
Income Tax	12	419	-97.0%
Net Income (Loss) Company - continuing operations	(1,665)	73	-
Net Income (Loss) Company - discontinued operations	(738)	(2,206)	-66.5%
Net Income (Loss) - Consolidated Company	(2,403)	(2,133)	12.7%
Net Income (Loss) - Controlling Shareholders - continuing operations	(1,669)	71	-
Net Income (Loss) - Controlling Shareholders - discontinued operations	(738)	(2,342)	-68.5%
Net Income (Loss) - Consolidated Controlling Shareholders	(2,407)	(2,271)	6.0%
Minority Interest - Non-controlling - continuing operations	4	2	78.9%
Minority Interest - Non-controlling - discontinued operations	0	136	-100.0%
Minority Interest - Non-controlling - Consolidated	4	138	-96.8%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	725	1,782	-59.3%
Adjusted EBITDA(1)	1,664	1,996	-16.6%

% of Net Revenue	Consolidated
	2024	2023	Δ
Gross Profit	27.5%	26.4%	1.1 p.p.
Selling Expenses	-16.2%	-16.9%	0.7 p.p.
General and Administrative Expenses	-3.4%	-3.2%	-0.2 p.p.
Selling, General and Adm. Expenses	-19.6%	-20.1%	0.5 p.p.
Equity Income	0.3%	4.3%	-4.0 p.p.
Other Operating Revenue (Expenses)	-5.0%	-1.2%	-3.8 p.p.
Depreciation and Amortization	-5.6%	-5.7%	0.1 p.p.
Earnings before interest and Taxes - EBIT	-2.3%	3.7%	-6.0 p.p.
Net Financial Result	-6.6%	-5.7%	-1.0 p.p.
Income (Loss) Before Income Tax	-8.9%	-1.9%	-7.0 p.p.
Income Tax	0.1%	2.4%	-2.3 p.p.
Net Income (Loss) Company - continuing operations	-8.9%	0.4%	-9.3 p.p.
Net Income (Loss) - Consolidated Company	-12.8%	-12.0%	-0.8 p.p.
Net Income (Loss) - Controlling Shareholders - continuing operations	-8.9%	0.4%	-9.3 p.p.
Net Income (Loss) - Consolidated Controlling Shareholders	-12.8%	-12.8%	0.0 p.p.
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%	0.0 p.p.
Minority Interest - Non-controlling - Consolidated	0.0%	0.8%	-0.8 p.p.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	3.9%	10.0%	-6.2 p.p.
Adjusted EBITDA(1)	8.9%	11.2%	-2.4 p.p.

(1) Adjusted EBITDA excludes Other Operating Income and Expenses and includes equity income from international operations (Cnova) in 2023.

20

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 18, 2025	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.